August 14, 2018

Via Email, EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ada D. Sarmento
Erin Jaskot

Re:	Global Indemnity Limited
Amendment No. 1 to Registration Statement on Form S-3
Filed August 1, 2018
File No. 333-225758

Ladies and Gentlemen:

On behalf of our client, Global Indemnity Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 8, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-3 (“Amendment No. 1”). The Company is concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by courier both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1 filed on August 1, 2018.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No.1 submitted on August 1, 2018) all page references herein correspond to the page of Amendment No. 2.

Securities and Exchange Commission

August 14, 2018

Amendment No. 1 to Form S-3 filed August 1, 2018

Description of the Debt Securities, page 16

1.

We note your disclosure on pages 16 and 27 that the debt securities that may be issued by the Company and GIGI, as co-obligors, may be convertible. Please explain how this meets the requirements in Instruction I.C.4 of Form S-3 that the securities being registered are non-convertible securities.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that it has revised the disclosures on pages 16, 18, 23 and 27 of Amendment No. 2, and will be filing a revised Form of Indenture as Exhibit 4.2, to clarify that the debt securities that may be issued by the Company and GIGI, as co-obligors, will not be convertible.

Securities and Exchange Commission

August 14, 2018

Please direct any questions with respect to the Company’s responses to me at Megan J. Baier, at (212) 497-7736 or mbaier@wsgr.com or my colleague Katharine A. Martin at (650) 565-3522 or kmartin@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Megan J. Baier

Megan J. Baier

Enclosures

cc (w/enclosures):	Thomas M. McGeehan
Stephen Ries, Esq
Global Indemnity Limited

Katharine A. Martin
Wilson Sonsini Goodrich & Rosati, P.C.